Mail Stop 3561

October 14, 2008

<u>Via Facsimile and U.S. Mail</u>

Mr. Qi Yumin
  Chief Executive Officer
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
Suites 1602-05, Chater House
8 Connaught Road Central
Hong Kong

      Re: Brilliance China Automotive Holdings Limited
               Supplemental response letter dated September 29, 2008 regarding the
               Form 20-F for the year ended December 31, 2007
               File No. 1-11412

Dear Mr. Qi:

We have reviewed your supplemental response letter to us dated September 29, 2008 in response to our letter of comment dated August 25, 2008 and have the following comments. We think you should revise your document in response to these comments by filing an amendment to the December 31, 2007 Annual Report on Form 20-F. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within five business days. The requested amendment should be filed as soon as possible.

Form 20-F (Fiscal Year Ended December 31, 2007)

Note 13. Interests in Associated Companies and Jointly Controlled Entities, page F-32

1.   We have reviewed your response to our prior comment 9. Based upon your computations included in Annex B of your supplemental response letter dated September 29, 2008 we note that BMW Brilliance met the significance test at the 99% level for the income test for the fiscal year ended 2007. As such, notwithstanding the reasons you provide for why the 'exceptionally high percentage for 2007' is indicated and 'distorts the significance of the financial effect of BMW Brilliance on the consolidated financial statements as a whole,' separate financial statements of BMW Brilliance are required for the same number of periods as that provided for the Company. In this regard, audited financial statements are required for the year ended December 31, 2007 (i.e., the year in which the income test was met), and audited or unaudited financial statements may be provided for the years ended December 31, 2006 and 2005. We refer you to Rule 3-09 of Regulation S-X. In this regard please note that income averaging may not be applied in this case because a loss has been reported in the latest fiscal year. Please amend the filing accordingly to include these equity method financial statements.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief